UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
ITC^DeltaCom, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
45031T 10 4

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 28, 2007

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No.	45031T 10 4	Page	2	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,513,716 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,513,716 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,513,716 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), which are the registered holders of the shares of Common Stock of ITC^Deltacom, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 67,003,628 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of August 9, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Securities and Exchange Commission on August 13, 2007.

SCHEDULE 13D

CUSIP No.	45031T 10 4	Page	3	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM II, LLC (IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No.	45031T 10 4	Page	4	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVAR/MM, LLC (IRS ID # 45-0479188)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		623,648 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

623,648 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

623,648 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 67,003,628 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of August 9, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Securities and Exchange Commission on August 13, 2007.

SCHEDULE 13D

CUSIP No.	45031T 10 4	Page	5	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,513,716 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,513,716 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,513,716 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 67,003,628 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of August 9, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Securities and Exchange Commission on August 13, 2007.

SCHEDULE 13D

CUSIP No.	45031T 10 4	Page	6	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,513,716 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,513,716 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,513,716 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%(1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 67,003,628 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of August 9, 2007, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Securities and Exchange Commission on August 13, 2007.

          This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2007 and Amendment No. 2 thereto filed with the Commission on August 7, 2007 (together, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and restated as follows:
          (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 17.2% of the outstanding shares of Common Stock of the Issuer, based on 67,003,628 shares of Common Stock outstanding as of August 9, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Commission on August 13, 2007. TCP may be deemed to beneficially own 11,513,716 shares of Common Stock (17.2% of the outstanding shares), which includes 623,648 shares which it has shared voting and dispositive power with SVAR/MM, TCO and Mr. Tennenbaum; SVAR/MM may be deemed to beneficially own 623,648 shares of Common Stock (0.9% of the outstanding shares), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 11,513,716 shares of Common Stock (17.2% of the outstanding shares), which includes 623,648 shares which it has shared voting and dispositive power with TCP, SVAR/MM and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 11,513,716 shares of Common Stock (17.2% of the outstanding shares), which includes 623,648 shares which he has shared voting and dispositive power with TCP, SVAR/MM and TCO. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the shares of Common Stock.
          (c) On September 28, 2007, Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBF II”), sold all of its shares of Common Stock of the Issuer to Trinity Universal Insurance Company, a Texas corporation (“Trinity”), in a privately negotiated transaction. The 988,194 shares were sold at a price of $2.95 per share, for aggregate consideration of $2,913,856.25. The transaction was part of a block sale being made in connection with the liquidation of SVBF II, in which Trinity agreed to purchase all of the assets of SVBF II. One of the Reporting Persons, SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), serves as managing member of SVBF II. As a result of the sale, SVIM/MSM II ceased to own any shares of Common Stock.
          (d)-(e) Not applicable.

SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander David A. Hollander
Attorney-in-fact